PW



10032304


RECEIVED
SEP 2 3 2010
189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/09 (MM/DD/YY) AND ENDING 07/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Causeway Street
(No. and Street)

Boston (City) MA (State) 02114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen McGee 617-848-4988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson + Co
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place, Suite 300 (Address) Wakefield (City) MA (State) 01880 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, Stephen McGee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance, LLC, as of July 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public



BARBARA A. CAMPBELL
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 16, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2010 AND 2009

tonneson + co
Certified Public Accountants & Consultants

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the accompanying balance sheets of Grant Thornton Corporate Finance, LLC as of July 31, 2010 and 2009 and the related statements of income, changes in member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Grant Thornton Corporate Finance, LLC as of July 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Tonneson + Co

Tonneson + Co

September 9, 2010

tonneson + co
Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

GRANT THORNTON CORPORATE FINANCE, LLC

BALANCE SHEETS

JULY 31, 2010 AND 2009

ASSETS

		2010		2009
CURRENT ASSETS:				
Cash and cash equivalents	$	90,299	$	179,411
Short-term investments		71,964		71,944
Accounts receivable		68,763		542,265
TOTAL ASSETS	$	231,026	$	793,620

LIABILITIES AND MEMBER'S CAPITAL

		2010		2009
CURRENT LIABILITIES:				
Accrued expenses	$	40,054	$	7,538
TOTAL LIABILITIES		40,054		7,538
MEMBER'S CAPITAL		190,972		786,082
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	231,026	$	793,620

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF INCOME

YEARS ENDED JULY 31, 2010 AND 2009

	2010	2009
REVENUES:		
Net fee income	$ 1,088,775	$ 1,403,568
EXPENSES:		
Selling, general and administrative expenses	31,352	26,981
INCOME FROM OPERATIONS	1,057,423	1,376,587
OTHER INCOME:		
Interest income	162	691
Other income	-	995
Total other income	162	1,686
NET INCOME	$ 1,057,585	$ 1,378,273

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CHANGES IN MEMBER'S CAPITAL

YEARS ENDED JULY 31, 2010 AND 2009

BALANCE AT AUGUST 1, 2008	$	203,394
Net income		1,378,273
Distributions		(795,585)
BALANCE AT JULY 31, 2009		786,082
Net income		1,057,585
Distributions		(1,652,695)
BALANCE AT JULY 31, 2010	$	190,972

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED JULY 31, 2010 AND 2009

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,057,585	$ 1,378,273
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in certain assets and liabilities:		
Accounts receivable	473,503	(507,466)
Accrued expenses	32,515	(212)
Net cash provided by operating activities	1,563,603	870,595
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of short-term investments, net	(20)	(157)
Net cash used in investing activities	(20)	(157)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member	(1,652,695)	(795,585)
Net cash used in financing activities	(1,652,695)	(795,585)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(89,112)	74,853
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	179,411	104,558
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 90,299	$ 179,411

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED JULY 31, 2010 AND 2009

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized on November 30, 2001 and commenced active operations on September 13, 2002. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses, and providing strategic options advice primarily in the United States.

Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Accounts receivable have been reviewed by management and it was determined that there is no requirement for an allowance for doubtful accounts as of July 31, 2010 and 2009, respectively.

Short-term Investments - Short-term investments consist principally of U.S. Treasury Bills with maturities between three months and one year. Debt securities that the Company has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost.

Revenue Recognition - Commission revenues are recognized on a trade date basis.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the member is liable for individual federal and state income taxes on its proportionate share of the Company's taxable income.

Effective August 1, 2009, the Company retroactively changed its method of accounting for income taxes to adopt a recent pronouncement of the Financial Accounting Standards Board. In determining the recognition of uncertain tax positions, the Company now applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of July 31, 2010, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is no longer subject to examination by Federal or State tax authorities for years prior to 2006.

Note 1 - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and short-term investments. The Company places its temporary cash investments and short-term investments with high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time.

Subsequent Events - The date to which events occurring after July 31, 2010 have been evaluated for possible adjustment to the financial statements or disclosure is the date of the auditors' report which is the date the financial statements were available to be issued.

Note 2 - Fair Value Measurement

Fair value is defined under generally accepted accounting principles as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company is required to maximize the use of observable inputs, minimize the use of unobservable inputs, and disclose in the form of an outlined hierarchy the details of such fair value measurements. The hierarchy of valuation techniques is based on whether the inputs to fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The hierarchy requires the use of observable market data. When available, these inputs have created the following fair value hierarchy:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

Level 3 - Unobservable inputs reflecting management's own assumptions about the inputs used in estimating the value of the assets.

The following tables present the financial instruments carried at fair value (as described above) as of July 31, 2010 and 2009:

	Total	Fair Value Measurements Using:		
July 31, 2010	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Short-term investments	$ 71,964	$ 71,964	$ -	$ -

	Total	Fair Value Measurements Using:		
July 31, 2009	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Short-term investments	$ 71,944	$ 71,944	$ -	$ -

Note 3 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2010, the Company had net capital of $122,210, which was in excess of its requirement of $5,000 by $117,210.

Note 4 - Short-term Investments

At July 31, 2010 and 2009, investments in held-to-maturity debt securities were as follows:

	2010		2009	
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
U.S. Treasury Bills (maturing in one year or less)	$ 71,964	$ 71,964	$ 71,944	$ 71,944

Note 5 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP will be responsible for all the normal overhead expenses relating to the everyday operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

Fee Income - Grant Thornton Corporate Finance, LLC performs services for a French affiliate, Grant Thornton Corporate Finance SAS. Services consist of researching and initiating possible U.S. company-based acquisitions for a customer of Grant Thornton Corporate Finance SAS. For the years ended July 31, 2010 and 2009, fees charged by Grant Thornton Corporate Finance, LLC amounted to approximately $40,000 and $75,000, respectively. There were no amounts due from Grant Thornton Corporate Finance SAS at July 31, 2010. At July 31, 2009, amounts due from this affiliate were approximately $21,000.

Grant Thornton Corporate Finance, LLC performs services for a U.K. affiliate, Grant Thornton, U.K. Services consist of an administration fee, including billing and collections, for a customer of Grant Thornton, U.K. For the year ended July 31, 2010, fees charged by Grant Thornton Corporate Finance, LLC amounted to approximately $2,600. There were no fees charged during the year ended July 31, 2009.

Note 6 - Major Customers

For the years ending July 31, 2010 and 2009, fee income from three customers and two customers amounted to approximately $853,000 and $807,000, respectively. There were no amounts due from these customers at July 31, 2010. At July 31, 2009, amounts due from these customers totaled $425,000.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

We have audited the financial statements of Grant Thornton Corporate Finance, LLC as of July 31, 2010 and 2009 and for the years then ended and have issued our report thereon dated September 9, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
September 9, 2010

tonneson + co
Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

GRANT THORNTON CORPORATE FINANCE, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2010

NET CAPITAL

Member's capital at July 31, 2010	$	190,972
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits - deferred income taxes payable		-
Total capital and allowable subordinated liabilities		190,972
Deductions and/or charges:		
A. Non allowable assets		68,763
Haircuts on securities:		
C. Trading and investment securities - exempted securities		-
Net capital	$	122,209

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet		
Accounts payable and accrued expenses	$	40,054
Total aggregate indebtedness	$	40,054

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital requirement (6-2/3% of aggregate indebtedness of $40,054)	$	2,670
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital	$	117,209
5.	Excess net capital at 1000% or 120% of Line 2	$	116,209
6.	Percentage of aggregate indebtedness to net capital		32.78%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2010:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	122,209
Net audit adjustments		-
Net capital	$	122,209

See Independent Auditors' Report on Accompanying Information.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JULY 31, 2010

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended July 31, 2010, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Grant Thornton Corporate Finance, LLC (the "Company") as of July 31, 2010 and for the year then ended, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in the making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company, (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected timely by employees in the normal course of performing their assigned functions. However, we noted no matters involved in the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above. The Company was in compliance with the exemptive provisions of Rule 15c3-3 as of July 31, 2010 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at July 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Tonneson + Co

Tonneson + Co

Wakefield, Massachusetts
September 9, 2010

t+co

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Member
Grant Thornton Corporate Finance, LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2010, which were agreed to by Grant Thornton Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Grant Thornton Corporate Finance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Grant Thornton Corporate Finance, LLC's management is responsible for the Grant Thornton Corporate Finance, LLC's compliance with those standards. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended July 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tonneson + Co

Tonneson + Co

September 9, 2010

tonneson + co
Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

SIPC-7
(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(32-REV 6/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-065264 FINRA JUL 9/13/2002
GRANT THORNTON CORP FIN LLC
226 CAUSEWAY ST
BOSTON, MA 02114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,722

B. Less payment made with SIPC-6 filed (exclude interest) (2,369)
3/17/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 353

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 353

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GRANT THORNTON CORPORATE FINANCE LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 16 day of AUGUST, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 8/1, 2009
and ending 7/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,088,937

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $

2e. General Assessment @ .0025 $ 2,722

(to page 1 but not less than $150 minimum)